June 3, 2024

VIA EDGAR

Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Cogna Educação S.A. (CIK No. 0001844123) Request to Withdraw Registration Statement on Form F-6 Initially Filed on April 29, 2024 (File No.: 333-278987)

 Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), JPMorgan Chase Bank, N.A. (the “Depositary”), acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement to be entered into among Cogna Educação S.A. (the “Company”), the Depositary and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form F-6 (File No. 333-278987), together with all exhibits thereto (collectively, the “Registration Statement”), under CIK No. 0001844123. The Registration Statement was originally filed with the Commission on April 29, 2024.

No securities have been sold or will be sold pursuant to that Registration Statement with File No. 333-278987 filed under CIK No. 0001844123.

Please provide a copy of the order granting withdrawal via email or facsimile to our counsel, Scott R. Saks, of Norton Rose Fulbright US LLP, at scott.saks@nortonrosefulbright.com or (212) 318-3400.

If you have any questions or require additional information, please do not hesitate to contact Scott R. Saks of Norton Rose Fulbright US LLP, at (914) 703-1141.

Very truly yours,

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares

By: JPMorgan Chase Bank, N.A., as Depositary

By: /s/ Timothy E. Green
Name: Timothy E. Green
Title: Vice President